SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Global Infrastructure Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,985,508 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,985,508 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,985,508 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 60,242,727 Common Units, 6,143,147 Class B Units and 5,599,634 Class C Units.
(2)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Person.

1	NAMES OF REPORTING PERSONS Global Infrastructure GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,985,508 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,985,508 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,985,508 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2% (2)
14	TYPE OF REPORTING PERSON PN (Guernsey, Channel Islands limited partnership)

(1)	Includes 60,242,727 Common Units, 6,143,147 Class B Units and 5,599,634 Class C Units.
(2)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Person.

1	NAMES OF REPORTING PERSONS GIP II Eagle Acquisition Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,247,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,247,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,247,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% (1)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013.

1	NAMES OF REPORTING PERSONS GIP II Eagle Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,247,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,247,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,247,463
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% (1)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013.

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,188,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,188,493 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,188,493 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Includes 5,853,176 Class B Units and 5,335,317 Class C Units.
(2)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Person.

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,188,493 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,188,493 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,188,493 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 5,853,176 Class B Units and 5,335,317 Class C Units.
(2)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Person.

1	NAMES OF REPORTING PERSONS GIP II Eagle 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 995,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 995,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 995,264
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013.

1	NAMES OF REPORTING PERSONS GIP II Hawk 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 554,288 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 554,288 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,288 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Includes 289,971 Class B Units and 264,317 Class C Units.
(2)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Person.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as previously amended (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”) by each of the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): Global Infrastructure Investors II, LLC (“Global Investors”), Global Infrastructure GP II, L.P. (“Global GP”), GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”), GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”), GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”), GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”), GIP II Eagle 2 Holding, L.P. (“Eagle 2”) and GIP II Hawk 2 Holding, L.P. (“Hawk 2”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On August 15, 2013, pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), 33,967,461 and 570,600 Subordinated Units held of record by Eagle Holdings and Eagle 2, respectively, converted into Common Units on a one-for-one basis (the “Conversion”) as provided in the Partnership Agreement.

On August 16, 2013, the Reporting Persons sold 8,000,000 Common Units to Barclays Capital Inc. (the “Underwriter”) at a price of $46.11 per Common Unit, in a registered offering (the “Secondary Offering”) pursuant to an Underwriting Agreement, dated as of August 13, 2013 (the “Underwriting Agreement”), by and among by and among Access Midstream Partners GP, L.L.C. (the “General Partner”), the Issuer, Access MLP Operating, L.L.C., Eagle Holdings, Eagle 2 and the Underwriter. Further pursuant to the Underwriting Agreement, Eagle Holdings and Eagle 2 have granted the Underwriter a 30-day option to purchase an additional 1,200,000 Common Units.

Pursuant to the Underwriting Agreement, Eagle Holdings and Eagle 2 have entered into lock-up agreements (the “Lock-up Agreements”) pursuant to which each of them have agreed with the Underwriter not to dispose of or hedge any Common Units or securities convertible into or exchangeable for Common Units during the period from August 13, 2013 continuing through and including the date 45 days after August 13, 2013, except with the prior written consent of the Underwriter.

The foregoing descriptions of the Underwriting Agreement and the Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is filed as Exhibit 2 hereto, and the form of Lock-up Agreement, which is included as Exhibit F to the Underwriting Agreement, and are incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (f) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Global Infrastructure Investors II, LLC (“Global Investors”) (1) (2) (3) (4) (6)	71,985,508	38.2%	0	71,985,508	0	71,985,508
Global Infrastructure GP II, L.P. (“Global GP”) (1) (2) (3) (4) (6)	71,985,508	38.2%	0	71,985,508	0	71,985,508
GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”) (1) (5)	59,247,463	33.5%	0	59,247,463	0	59,247,463
GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”) (1) (5)	59,247,463	33.5%	0	59,247,463	0	59,247,463
GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”) (2) (6)	11,188,493	6.0%	0	11,188,493	0	11,188,493
GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”) (2) (6)	11,188,493	6.0%	0	11,188,493	0	11,188,493
GIP II Eagle 2 Holding, L.P. (“Eagle 2”) (3) (5)	995,264	0.6%	0	995,264	0	995,264
GIP II Hawk 2 Holding, L.P. (“Hawk 2”) (4) (6)	554,288	0.3%	0	554,288	0	554,288

(1)	Eagle Holdings holds 59,247,463 Common Units. Eagle GP, Global GP and Global Investors may be deemed to beneficially own such Units.
(2)	GIP II-Hawk holds 5,853,176 Class B Units and 5,335,317 Class C Units. Hawk GP, Global GP and Global Investors may be deemed to beneficially own such Units. The number of Class B Units includes 204,016 additional paid-in-kind Class B Units as a result of quarterly distributions since February 5, 2013.
(3)	Eagle 2 holds 995,264 Common Units. Global GP and Global Investors may be deemed to beneficially own such Units.

(4)	Hawk 2 holds 289,971 Class B Units and 264,317 Class C Units. Global GP and Global Investors may be deemed to beneficially own such Units. The number of Class B Units includes 10,106 additional paid-in-kind Class B Units as a result of quarterly distributions since February 5, 2013.
(5)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013.
(6)	Based on 176,844,690 Common Units outstanding, which includes 107,768,568 Common Units outstanding as of July 31, 2013 plus 69,076,122 Common Units issued upon the conversion of the Subordinated Units on August 15, 2013, and assumes conversion of the Class B Units and Class C Units beneficially held by the Reporting Persons. The Class B Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2014, and other circumstances as noted in the Partnership Agreement. The Class C Units will be convertible into Common Units on a one-for-one basis at the election of either the holder or the Issuer from the business day after the record date for the distribution on Common Units for the fiscal quarter ending December 31, 2013, and other circumstances as noted in the Partnership Agreement.

Eagle Holdings holds 59,247,463 Common Units. Eagle GP is the general partner of Eagle Holdings and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle Holdings.

GIP II-Hawk holds 11,188,493 Common Units, consisting of 5,853,176 Class B Units and 5,335,317 Class C Units. Hawk GP is the general partner of GIP II-Hawk and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by GIP II-Hawk.

Global GP is the managing member of each of Eagle GP and Hawk GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle GP and Hawk GP.

Eagle 2 holds 995,264 Common Units. Global GP is the general partner of the managing member of the general partner of Eagle 2 and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Eagle 2.

Hawk 2 holds 554,288 Common Units, consisting of 289,971 Class B Units and 264,317 Class C Units. Global GP is the general partner of the managing member of the general partner of Hawk 2 and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Hawk 2.

Global Investors is the sole general partner of Global GP and, in such capacity, may be deemed to share beneficial ownership of the Common Units beneficially held by Global GP.

Eagle Holdings, Eagle GP, Eagle 2, GIP II-Hawk, Hawk GP, Hawk 2, Global GP and Global Investors may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Units owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Item 4 above summarizes the Conversion and the Secondary Offering and is incorporated herein by reference.

Except for the Conversion and the Secondary Offering, none of the Reporting Persons or Related Persons has effected any transactions in the Common Units, the Subordinated Units, the Class B Units or the Class C Units in the past sixty days.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Underwriting Agreement and the Lock-up Agreements and is incorporated herein by reference. A copy of the Underwriting Agreement, which includes the form of Lock-up Agreement as Exhibit F thereto, is attached as Exhibit 2 to this Amendment No. 5, and is incorporated by reference herein.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated February 1, 2013, filed by Global Infrastructure Investors II, LLC).

2	Underwriting Agreement, dated August 13, 2013 by and among Access Midstream Partners GP, L.L.C., Access Midstream Partners, L.P., Access MLP Operating, L.L.C., GIP II Eagle Holdings Partnership, L.P., GIP II Eagle 2 Holding, L.P. and Barclays Capital Inc., including the form of Lock-up Agreement as Exhibit F (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, dated August 16, 2013 filed by Access Midstream Partners, L.P.).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2013

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Hawk Holdings Partnership GP, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Officer

GIP II EAGLE 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative

GIP II HAWK 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Authorized Representative